[redacted]

10026687

RECD S.E.C.
FEB 26 2010
503

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52158

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ____________ AND ENDING 12/31/2009
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VFIC Securities, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/16

OATH OR AFFIRMATION

I, Edward M. McLean, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VFIC Securities, Inc., as of February 24, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
ANN M. SUPLEE, Notary Public
Upper Merion Twp., Montgomery County
My Commission Expires March 21, 2013

Ann M. Suplee

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC
Mail Processing
Section

FEB 26 2010

Washington, DC
121

VFIC SECURITIES, INC.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2009

SEC
Mail Processing
Section

FEB 2 6 2010

Washington, DC
121

VFIC SECURITIES, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2009

CONTENTS

Schalleur, Devine & Surgent, LLC
Certified Public Accountants & Advisors

INDEPENDENT AUDITORS' REPORT

Board of Directors
VFIC Securities, Inc.
King of Prussia, PA 19406

We have audited the accompanying statement of financial condition of VFIC Securities, Inc. (the "Company") as of December 31, 2009, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of VFIC Securities, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Schalleur, Devine + Surgent, LLC

SCHALLEUR, DEVINE & SURGENT, LLC
Devon, Pennsylvania
February 25, 2010

237 Lancaster Avenue • Suite 1000 • Devon, PA 19333
Tel: 610.975.9122 • Fax: 610.975.9132 • www.sdscpas.com

VFIC SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Assets		
Cash and cash equivalents	$	59,181
Accounts receivable, net of allowance		33,127
Investments		9,910
Prepaid expenses		20,421
Total Assets	$	122,639

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts payable	$	32,884
Total Liabilities		32,884
Stockholders' Equity		
Common stock, no par value; 100,000 shares authorized, issued, and outstanding		15,000
Retained earnings		70,573
Accumulated other comprehensive income		4,182
Total Stockholders' Equity		89,755
Total Liabilities and Stockholders' Equity	$	122,639

See independent auditors' report.
The accompanying notes are an integral part of these financial statements.

VFIC SECURITIES, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2009

Revenues		
Commissions	$	777,298
Interest		1,089
Total Revenues		778,387
Expenses		
Broker Dealer fees		15,732
Commissions and management fees		448,357
Computer expense		13,145
Director fees		468
Dues and licenses		6,026
Education and seminars		3,252
Insurance		55,533
Miscellaneous expense		5,385
Office expense		16,003
Payroll taxes		11,347
Retirement plan		3,606
Professional fees		9,998
Rent		15,744
Salaries and wages		136,467
Travel and entertainment		5,068
Total Expenses		746,131
Net Income (Loss)		32,256
Other Comprehensive Income/(Loss)		
Unrealized gain/(loss) arising during the year on securities available for sale		(2,445)
Total Other Comprehensive Income/(Loss)		(2,445)
Comprehensive Income (Loss)	$	29,811

See independent auditors' report.
The accompanying notes are an integral part of these financial statements.

VFIC SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2009

	Common Stock	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Deficit)	Total
Beginning Balance, December 31, 2008	$ 15,000	$ 38,317	$ 6,627	$ 59,944
Net income	-	32,256	-	32,256
Other comprehensive income (loss)	-	-	(2,445)	(2,445)
Ending Balance, December 31, 2009	$ 15,000	$ 70,573	$ 4,182	$ 89,755

See independent auditors' report.
The accompanying notes are an integral part of these financial statements.

VFIC SECURITIES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2009

Reconciliation of Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities:		
Net income (loss)	$	32,256
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
(Increase) decrease in accounts receivable		(7,629)
(Increase) decrease in prepaid expenses		45
Increase (decrease) in accounts payable		4,348
Net Cash Provided by (Used for) Operating Activities		29,020
Net Increase (Decrease) in Cash		29,020
Cash at Beginning of Year		30,161
Cash at End of Year	$	59,181

See independent auditors' report.
The accompanying notes are an integral part of these financial statements.

VFIC SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

NOTE 1 - NATURE OF OPERATIONS

VFIC Securities Inc. (the Company) is a registered as a broker-dealer in securities with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC). The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from SEC Rule 15c3-3.

The Company operates a branch in a suburban community in Pennsylvania. The Company's primary source of revenue is from commissions on investment transactions in mutual funds and private equity securities. Customers are predominately located in the northeastern section of the United States.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements are prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The financial statements are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable

The Company recognizes bad debt expense under the direct write-off method. Accounts receivable consist of commissions on investment transactions in mutual funds and private equity securities. At December 31, 2009 the Company believes the account receivable balance is collectible and that a reserve requirement is not necessary.

Financial Instruments

The Company's financial instruments are cash and cash equivalents, accounts receivable, investments, and accounts payable. The recorded values of cash and cash equivalents, accounts receivable, and accounts payable approximate their fair values based on their short-term nature. Investments are recorded at fair market value based on closing market prices.

Compensated Absences

Employees of the Company are entitled to paid sick leave, depending on length of service. It is impracticable to estimate the amount of compensation for absences, and accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid to employees. The Company's management feels the amount is not material to the financial statements.

Commissions

Commissions and related expenses are recorded on a trade-date basis as securities transactions occur.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value Measurements

Effective January 1, 2008, the Company adopted the ASC Topic regarding Fair Value Measurements. The topic defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles and enhances disclosures about fair value measurements. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The standard describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value which are the following:

- Level 1 - Quoted prices in active markets for identical assets or liabilities.
- Level 2 - Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
- Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Concentration of Credit Risk

The Company places its cash and cash equivalents with financial institutions, which at times may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2009, the Company had $0 in excess of FDIC insured limits.

Income Taxes

The Company, with the consent of its shareholders effective January 1, 2006, has elected under the Internal Revenue Code to be taxed as an S Corporation. The shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for income taxes has been included in the financial statements. Certain specific deductions and credits flow through the Company to its shareholders.

The Company files income tax returns in the U.S federal jurisdiction and the Commonwealth of Pennsylvania. With few exceptions, the Company is no longer subject to U.S. federal and state tax examinations for returns filed with tax authorities beyond the six year statute of limitations.

The Company adopted the provisions of the FASB ASC topic regarding Accounting for Uncertainty in Income Taxes, on January 1, 2009. As a result of the implementation, the Company has not identified any uncertain tax positions and therefore no amounts have been accrued at year end.

NOTE 3 - INVESTMENTS

The Company has an investment in an equity security, which is classified as an available-for-sale security. The fair value of the investment, which is traded in the public market, is determined using the closing market price on the balance sheet date. Any appreciation or depreciation of the investment's value is reported as other comprehensive income in the period in which it occurs. Realized gains and losses on investment sales are determined based on the proceeds received upon disposition versus actual costs. At the time an investment is disposed of, any previously recorded unrealized appreciation or depreciation is reclassified to a realized gain or loss.

Following is an investment summary detailing the sources used to value investments as of December 31, 2009.

		Fair Value Measurements at Report Date Using		
Description	FMV 12/31/09	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
500 Shares NASDAQ Stock Market	$9,910	$9,910	N/A	N/A
Total	$9,910	$9,910	N/A	N/A

At December 31, 2009, the investment in NASDAQ Stock Market had a cost basis of $6,500 and an unrealized gain on investment of $3,410.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company pays commissions and management fees to Valley Forge Investment Consultants, Inc. (VFIC) for management services provided to the Company. The commissions and management fees for 2009 amounted to $448,357. In addition Valley Forge Financial Group, Inc. (VFFG) allocated $468,015 in costs to the Company for salary, employee benefits, insurance, and occupancy expenses. Rental expense of $15,744 includes $13,788 paid to an entity controlled by VFFG's controlling stockholder for office space in King of Prussia, PA. At December 31, 2009, accounts payable to VFIC were $32,884. VFIC and VFFG have common ownership with the Company.

In 2009, the Company received placement fees from entities commonly owned by the owners of VFIC of $26,143, which is included in gross commissions. At December 31, 2009, accounts receivable included $0 due from these entities.

NOTE 5 - RETIREMENT PLAN

Eligible employees participate in a 401(k) Savings Plan of an affiliated entity, which provides for contributions at the option of the Company. The Company contributed $3,606 to the Plan in 2009.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $67,847, which was $62,847 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.485 to 1.

The Company is exempt from the reserve requirements under rule 15c3-3 of the SEC at December 31, 2009 since there were no customer accounts carried on its books as of that date or at any time during the year ended December 31, 2009. Regarding Securities and Exchange Commission Rule 15c3-3 Exemption (k)(2)(i), the Company does not hold customer funds or safe keep customer securities.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 25, 2010, which is the date the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

VFIC SECURITIES, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

Total stockholders' equity	$ 89,755
Nonallowable assets	
Prepaid expenses	(20,421)
Haircut on investments (15%)	(1,487)
Net Capital	$ 67,847
Aggregate indebtedness	
Accounts payable	$ 32,884
Computation of Basis Net Capital Requirement	
Net capital	$ 67,847
Minimum net capital requirement	5,000
Excess net capital	$ 62,847
Excess net capital at 1,000 percent	$ 64,559
Ratio: Aggregate indebtedness to net capital	0.485 : 1

No material differences exist between the above net capital calculation and the corresponding information included in the Company's unaudited X-17A-5 Part IIA filing of December 31, 2009. Therefore, no reconciliation of the two computations is deemed necessary.

See independent auditors' report.

Schalleur, Devine & Surgent, LLC
Certified Public Accountants & Advisors

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors
VFIC Securities, Inc.
King of Prussia, PA 19406

In planning and performing our audit of the financial statements of VFIC Securities, Inc. (the "Company"), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

237 Lancaster Avenue • Suite 1000 • Devon, PA 19333
Tel: 610.975.9122 • Fax: 610.975.9132 • www.sdscpas.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Schalleur, Devine + Surgent, LLC

SCHALLEUR, DEVINE & SURGENT, LLC
Devon, Pennsylvania
February 25, 2010

SYNERGY INVESTMENT GROUP, LLC

(A Limited Liability Company)

REPORT ON AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

As of and for the year ended December 31, 2009